Exhibit 99

February 3, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Superannuation of Mr. V. Chakrapani- Group Head - Change Agent

We wish to inform you that Mr. V. Chakrapani was appointed as a Group Head - Change Agent w.e.f April 1, 2024 for spearheading key strategic initiatives and transformation projects being undertaken by the Bank.

We wish to further inform you that Mr. V. Chakrapani superannuated from the services of the Bank w.e.f. the close of business hours on January 31, 2025.

The Bank would like to place on record its sincere appreciation for the dedicated services provided by Mr. V Chakrapani throughout his 30 years of association with the Bank. Over the years, he has contributed to the exponential growth story of the Bank both in terms of scale as well as diversity of business lines.

You are requested to take note of the above.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head – Group Oversight